

March 4, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

> Re: **Wilshire Enterprises, Inc.**
> **Amendment No. 17 to Schedule 13D filed by**
> **Bulldog Investors, Phillip Goldstein and Andrew Dakos on**
> **February 24, 2009**
> **File No. 5-32567**

Dear Mr. Dakos:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D/A

1.      We note that pursuant to Rule 14e-8, it is considered a fraudulent, deceptive or manipulative act to, among other things, "make[] the announcement of a potential tender offer without the intention to commence the offer within a reasonable time and complete the offer…"  To avoid confusion in the market, please clarify your intentions with respect to a tender offer for Wilshire securities.  Specifically, explain why you have chosen to condition <u>the commencement</u> of your tender offer on waiver of the poison pill by the company.  That is, why haven't you commenced a tender offer and conditioned the <u>consummation</u> of that offer on waiver of the poison pill?

2.      Refer to our last comment letter dated February 23, 2009.  Please explain why you have not filed a Schedule TO-C with respect to your pre-commencement communication regarding your intent to conduct a tender offer.  See Rule 14d-2(b)(2) of Regulation 14D.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.


                        Sincerely,


                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions